Blue = Green, with Ay Tjoe's new work - Launch Update Inbox ×

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Masterworks <notification@masterworks.com>
to me

Dear Sam,

Our new Ay Tjoe is from her highly-acclaimed recent (post-2010s) body of work. In 2023, the Met acquired her diptych painting *Blue Cryptobiosis #10*, which features a similar blue palette and was made the year after our offering.



Our Offering


THE MET

Met Acquisition

Blue has been a significant color in Ay Tjoe's practice and we believe that these blue paintings are going to be a key to Ay Tjoe's American market moving forward, so we got one at a price below recent comparable sales.

Invest in this work here, and view the offering circular below for full list of similar sales.

Speak With An Expert

Want to learn more about how this offering can fit into your portfolio? Chat with an adviser today.

CALL ME

The Masterworks Team

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MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Blue Cryptobiosis #10 not included in set of similar sales to live offering. Museum affiliation with artists is not an endorsement of Masterworks.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.